UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Table of Contents

The Board of Directors of the Company at their meeting held today ie March 28, 2019, have considered and approved the following:

1.

Pursuant to the provisions of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 as amended, the revised ‘Insider Trading Prohibition Code’ including the following has been approved by the Board:

a.	Code of Conduct to Regulate, Monitor and Report Trading in Securities of the Company;

b.	Policy & Procedures for Inquiry in case of leak of Unpublished Price Sensitive Information;

c.	Code of Practices and Procedures for Fair Disclosure of Unpublished Price Sensitive Information & Policy for determination of “Legitimate Purpose”

The revised code shall be effective from April 1, 2019 and shall be accordingly uploaded on the website of the Company at www.vedantalimited.com.

2.

Pursuant to the recommendation of Nomination and Remuneration Committee, the Board of Directors have considered and approved the re-appointment of Mr. Tarun Jain, as a Non-Executive Director (DIN: 00006843) on the Board of the Company effective from April 1, 2019 till March 31, 2020, subject to the approval of the Shareholders at the forthcoming Annual General Meeting of the Company.

Mr. Jain has been associated with the Company for around 36 years with variety of expertise in strategic financial matters including corporate finance, corporate strategy, business development and mergers and acquisitions.

Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India, a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

Further, in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014 Mr. Jain is not related inter-se with any of the Directors of the Company.

Also, in compliance with the SEBI regulations, this is to confirm that Mr. Jain has not been debarred from holding the office of director by virtue of any SEBI order or any other such authority.

We request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2019

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer